

December 6, 2010

Colin Marshall
President and CEO
Cloud Peak Energy Inc.
505 S. Gillette Avenue
Gillette, Wyoming 82716

> **Re: Cloud Peak Energy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 17, 2010**
> **File No. 001-34547**
> **Schedule 14A Definitive Proxy Statement**
> **Filed April 29, 2010**
> **File No. 001-34547**

Dear Mr. Marshall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 7

Mining Operations, page 10

Customers and Coal Contracts, page 12

Customers, page 13

1. We note that NRG Texas Power LLC accounted for 10% of your revenues in 2009, and that you have historically sold most of your coal under long-term coal sales agreements. Please advise us whether you have a long-term contract with NRG Texas Power that requires them to purchase specified amounts of your coal production. If you have such a

contract, please disclose the material terms of such arrangements. In addition, please file any such agreements, or tell us why you are not required to file them.

Definitive Proxy Statement on Schedule 14A, filed April 29, 2010

General

2. Please confirm in writing that you will comply with the following comments relating to your proxy statement in future filings, and provide us with an example of the disclosure you intend to use. After our review of your responses, we may raise additional comments.

Proposal I, page 6

Election of Class I Directors, page 6

3. Please revise your director biographies to provide the business experience during the past five years. Refer to Item 401(e) of Regulation S-K. For example, please clarify Mr. Bailey's business experience between 2002 and 2009, and Mr. Owens' business experience between 2007 and 2010.

Executive Compensation, page 39

4. We note that the Compensation Committee considers the risks associated with your compensation policies and practices, with respect to both executive compensation and compensation generally. We also note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

5. You state that the annual incentive compensation provides rewards for achieving annual operating, financial and personal performance objectives. Please disclose all qualitative and quantitative targets.   See Items 402(b)(2)(v)-(vi) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b), please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please disclose the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b).

Colin Marshall
Cloud Peak Energy Inc.
December 6, 2010
Page 3

<u>Closing Comments</u>

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Caroline Kim at (202) 551-3878, or me at (202) 551-3611 with any questions.

       Sincerely,

       Anne Nguyen Parker
       Branch Chief

cc: Michael Ryan, Esq.
       Cadwalader, Wickersham & Taft LLP
       Facsimile: (212) 504-6666